BOND LABORATORIES, INC.

CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION

Bond Laboratories, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Nevada, (the “Corporation”), does hereby certify that:

FIRST:	This Certificate of Amendment amends the provisions of the Corporation’s Articles of Incorporation (the “Articles of Incorporation”).

SECOND:

The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with Section 78.380 of the Nevada Corporation Law of the State of Nevada and shall become effective immediately upon filing this Certificate of Amendment.

THIRD:	The first paragraph of Article III of the Articles of Incorporation is hereby amended in its entirety and replaced with the following:

“This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of stock which the Corporation shall have the authority to issue shall be 160,000,000, consisting of 150,000,000 shares of Common Stock with a par value of $.01 per share, and 10,000,000 shares of Preferred stock with a par value of $.01 per share.

Upon the effectiveness of the Certificate of Amendment to the Articles of Incorporation (the “Effective Time”), each ten (10) shares of the Corporation’s Common Stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”), will automatically and without any action on the part of the respective holders thereof be combined, reclassified and changed into one (1) share of Common Stock, par value $0.01 per share, of the Corporation (the “New Common Stock”). Notwithstanding the immediately preceding sentence, in lieu of any fractional interests in shares of New Common Stock to which any stockholder would otherwise be entitled pursuant hereto (taking into account all shares of capital stock owned by such stockholder), such stockholder shall be entitled to receive a cash payment equal to the fraction to which such holder would otherwise be entitled multiplied by the closing price of a share of New Common Stock on the OTC Bulletin Board immediately following the Effective Time. The combination and conversion of the Old Common Stock shall be referred to as the “Reverse Stock Split”.

The Corporation shall not be obligated to issue certificates evidencing the shares of New Common Stock outstanding as a result of the Reverse Stock Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Stock Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of any fractional shares of New Common Stock as set forth above); provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, as well as any cash in lieu of fractional shares of New Common Stock to which such holder may be entitled as set forth above.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Articles of Incorporation of the Corporation to be signed by its officers thereunto duly authorized, effective the 30th day of September, 2013.

BOND LABORATORIES, INC.

By: /s/ John Wilson

Name: John Wilson

Title: President and Chief Executive Officer